SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _________ to _________
Commission file number 000-24478
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Fidelity Bank 401(k) plan.
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
DEARBORN BANCORP, INC.
1360 Porter Street
Dearborn, Michigan 48124

Fidelity Bank 401(k) Plan
EIN: 38-3127130 PN 001
Accountants’ Report and Financial Statements
December 31, 2009 and 2008

Fidelity Bank 401(k) Plan
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Plan Administrator
Fidelity Bank 401(k) Plan
Dearborn, Michigan
We have audited the accompanying statements of net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fidelity Bank 401(k) Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
Indianapolis, Indiana
June 30, 2010
Federal Employer Identification Number: 44-0160260

Fidelity Bank 401(k) Plan
Statements of Net Assets Available for Benefits
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008

Assets

Investments, at fair value	$5,088,800	$3,915,859

Receivables
Employer match	—	9,058
Participant deferrals	22,944	—

	22,944	9,058

Net Assets Available for Benefits	$5,111,744	$3,924,917

See Notes to Financial Statements

Fidelity Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

	2009	2008

Investment Income
Net appreciation (depreciation) in fair value of investments	$241,450	$(2,572,504)
Interest and dividends	35,286	12,278

Net investment gain (loss)	276,736	(2,560,226)

Contributions
Employer	167,399	239,222
Participants	782,680	760,135
Rollovers	117,174	1,302,788

	1,067,253	2,302,145

Total	1,343,989	(258,081)

Deductions
Benefit payments	155,467	357,342
Adminstrative expenses	1,695	1,580

Total	157,162	358,922

Net Increase (Decrease)	1,186,827	(617,003)

Net Assets Available for Benefits, Beginning of Year	3,924,917	4,541,920

Net Assets Available for Benefits, End of Year	$5,111,744	$3,924,917

See Notes to Financial Statements

Fidelity Bank 401(k) Plan
Notes to Financial Statements
Notes to Financial Statements
December 31, 2009 and 2008
Note 1: Description of the Plan
The following description of Fidelity Bank 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.
     General
The Plan is a defined-contribution plan sponsored by Fidelity Bank (Bank) for the benefit of its employees who have at least six months of service and are age 18 or older. The Plan was effective January 1, 1988 and amended and restated effective January 1, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Jeffrey L. Karafa and Michael J. Ross are fiduciaries of the Plan. State Street Bank and Trust Company serves as Plan custodian.
     Contributions
Elective deferrals by participants under the 401(k) provisions are based on a percentage of their compensation as defined by the Plan agreement and are subject to certain limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Employee rollover contributions are also permitted. The Bank may make matching contributions of 50% of employees’ salary deferral amounts on the first 6% of employees’ compensation and profit-sharing contributions. The Bank discontinued the match as of the September 10, 2009 paycheck. Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors. Contributions are subject to certain limitations. Forfeitures are used to reduce Bank contributions.
     Participant Investment Account Options
Investment account options available include pooled separate accounts consisting of various mutual funds and Dearborn Bancorp, Inc. common stock. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily. All matching contributions, if approved by Plan management, are invested in the Dearborn Bancorp, Inc. common stock pooled separate account. At December 31, 2009 and 2008, approximately 4% and 11%, respectively, of the Plan’s assets were invested in Dearborn Bancorp, Inc. common stock.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Bank’s contribution and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefits to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is fully vested after five years of continuous service. The nonvested balance is forfeited upon termination of service. Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account. A participant may receive the portion of his or her account invested in Dearborn Bancorp, Inc. stock as shares of common stock or in cash. At December 31, 2009 and 2008, Plan assets include $0 and $10,909 allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but have not yet been paid.
Participant Loans
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans are covered by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence) through payroll withholdings unless the participant is paying the loan in full.
Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 2: Summary of Significant Accounting Policies
     Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
     Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
     Valuation of Investments and Income Recognition
The investments at December 31, 2009 in pooled separate accounts, which include mutual funds and Dearborn Bancorp, Inc. common stock, are valued at estimated fair value as provided by MassMutual Financial Group. The fair value of the guaranteed interest account is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.
The investments in mutual funds at December 31, 2009 are valued at the net asset value (NAV) of shares held by the Plan at year end. Additionally, the investment in Dearborn Bancorp, Inc. common stock is valued at the closing price reported on the active market on which the security is traded.
Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment contracts, such as the guaranteed interest account, held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Plan custodian has disclosed to the Plan that contract value is an appropriate determination of fair value. Therefore, there is no adjustment from fair value to contract value presented on the statement of net assets available for benefits for 2009 and 2008.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Pooled separate accounts are valued at estimated fair value as provided by Massachusetts Mutual Life Insurance Company.
Plan Tax Status
The Plan operates under a nonstandardized adoption agreement in connection with a prototype retirement plan and trust/custodial document sponsored by MassMutual Financial Group. This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S income tax examinations by tax authorities for years before 2006.
Payment of Benefits
Benefits are recorded when paid. Distributions are allowed upon retirement, disability, death of the employee and termination of service.
Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds and stocks. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.
The current economic environment also presents retirement plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3: Investments
The Plan’s investments are held by an insurance company-administered trust fund. The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

	2009
	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year

Pooled separate accounts
Dearborn Bancorp, Inc. common stock	$(515,031)	$199,495
Mutual funds	756,481	3,882,620
Guaranteed interest account	—	790,205
Participant loans	—	216,480

	$241,450	$5,088,800

	2008
	Net
	Depreciation	Fair Value
	in Fair Value	at End
	During Year	of Year

Dearborn Bancorp, Inc. common stock	$(1,190,281)	$425,942
Mutual funds	(1,382,223)	2,891,695
Guaranteed interest account	—	427,717
Participant loans	—	170,505

	$(2,572,504)	$3,915,859

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
The fair value of individual investments that represented 5% or more of the Plan’s net assets available for benefits were as follows:

	2009	2008
Pooled separate accounts
Oakmark Equity and Income Fund	$560,537	$259,296
American Funds Growth Fund of America	799,282	565,495
Premier Global	437,975	369,302
Select Diversified Value Fund	395,234	357,756
Select Strategic Bond Fund	632,157	447,993
Select Indexed Equity Fund	286,342	—
American Beacon Balanced Fund	—	221,466
Dearborn Bancorp, Inc. common stock	—	425,942
Guaranteed interest account	790,205	—
Interest and dividends realized on the Plan’s investments for the years ended 2009 and 2008 were $35,286 and $12,278, respectively.
Information on the guaranteed interest account carried at fair value is as follows:

	2009	2008
Average yield	3.25%	3.42%
Crediting interest rate at December 31	3.25%	3.42%
Fair value	$790,205	$427,717

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 4: Net Assets by Participant and Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the participant and nonparticipant-directed investments is as follows:

	2009
		Nonparticipant-
	Participant	Directed
	Directed	Employer
	Funds	Match	Total
Additions
Investment income
Net appreciation (depreciation) in fair value of investments	$479,018	$(237,568)	$241,450
Interest and dividends	35,286	—	35,286

Net investment gain (loss)	514,304	(237,568)	276,736

Contributions
Employer	—	167,399	167,399
Participants	782,680	—	782,680
Rollovers	117,174	—	117,174

	899,854	167,399	1,067,253

Total	1,414,158	(70,169)	1,343,989

Deductions
Benefit payments	147,993	7,474	155,467
Transfers	4,178	(4,178)
Adminstrative expenses	407	1,288	1,695

Total	152,578	4,584	157,162

Net Increase (Decrease)	1,261,580	(74,753)	1,186,827

Net Assets Available for Benefits, Beginning of Year	3,764,823	160,094	3,924,917

Net Assets Available for Benefits, End of Year	$5,026,403	$85,341	$5,111,744

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

	2008
		Nonparticipant-
	Participant	Directed
	Directed	Employer
	Funds	Match	Total
Additions
Investment income
Net depreciation in fair value of investments	$(2,059,028)	$(513,476)	$(2,572,504)
Interest and dividends	12,277	1	12,278

Net investment loss	(2,046,751)	(513,475)	(2,560,226)

Contributions
Employer	—	239,222	239,222
Participants	760,135	—	760,135
Rollovers	1,302,788	—	1,302,788

	2,062,923	239,222	2,302,145

Total	16,172	(274,253)	(258,081)

Deductions
Benefits paid to participants	336,123	21,219	357,342
Transfers	(63,578)	63,578	—
Adminstrative expenses	619	961	1,580

Total	273,164	85,758	358,922

Net Decrease	(256,992)	(360,011)	(617,003)

Net Assets Available for Benefits, Beginning of Year	4,021,815	520,105	4,541,920

Net Assets Available for Benefits, End of Year	$3,764,823	$160,094	$3,924,917

Note 5: Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association, or relatives of such persons.
The Plan paid $1,695 and $1,580 of administrative fees to MassMutual Financial Group during 2009 and 2008. The Bank provides certain administrative services at no cost to the Plan. The 309,994 and 256,591 shares of Dearborn Bancorp, Inc. common stock held by the Plan as of December 31, 2009 and 2008, respectively, represent approximately 4.05% and 3.33% of the Bank’s outstanding share as of December 31, 2009 and 2008, respectively.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 6: Fair Value of Plan Assets
ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The methods of valuation described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include mutual funds and the money market fund. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include pooled separate accounts. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include participant loans.

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Pooled separate accounts: Valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of shares outstanding. The fund allows for daily redemptions and contributions.
Guaranteed investment contract: Valued based on contractual terms of the underlying agreements, providing a daily rate of income accretion.
Participant loans: Valued at amortized cost, which approximates fair value.
The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts
Intermediate term bond	$632,157	$—	$632,157	$—
Large blend fund	492,897	—	492,897	—
Large growth fund	799,282	—	799,282	—
Large value fund	481,830	—	481,830	—
Mid-cap fund	159,654	—	159,654	—
Moderate allocation	560,537	—	560,537	—
Retirement income fund	15,396	—	15,396	—
Small fund	195,371	—	195,371	—
Target date fund	107,521	—	107,521	—
World stock fund	437,975	—	437,975
Dearborn Bancorp common stock	199,495	—	199,495	—
Guaranteed interest account	790,205	—	—	790,205
Participant loans	216,480	—	—	216,480

	$5,088,800	$—	$4,082,115	$1,006,685

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008

		2008
		Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)

Pooled separate accounts
Dearborn Bancorp, Inc. common stock	$425,942	$—	$425,942	$—
Pooled separate mutual funds	2,891,695	—	2,891,695	—
Guaranteed interest account	427,717	—	—	427,717
Participant loans	170,505	—	—	170,505

Total investments	$3,915,859	$—	$3,317,637	$598,222

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

	Guaranteed
	Interest
	Contract	Participant
	Fund	Loans

Balance, January 1, 2008	$—	$29,700

Purchases, issuances and settlements, net	427,717	140,805

Balance, December 31, 2008	427,717	170,505

Purchases, issuances and settlements, net	362,488	—
Loan issuances and repayments, net	—	45,975

Balance, December 31, 2009	$790,205	$216,480

Fidelity Bank 401(k) Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 7: Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008, to Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$5,111,744	$3,924,917
Adjustment for participant contribution receivable	(22,944)	—
Adjustment for employer contribution receivable	—	(9,058)

Net assets available for benefits per Form 5500	$5,088,800	$3,915,859

	2009	2008

Net increase (decrease) in net assets per the financial statements	$1,186,827	$(617,003)
Change in participant contributions receivable	(22,944)	28,431
Change in employer contribution receivable	9,058	(209)

Net increase (decrease) per Schedule H of Form 5500	$1,172,941	$(588,781)

Form 5500 has been prepared on the cash basis of accounting while this financial statement has been prepared on the accrual basis. Essentially the only difference related to the activity occurring in the last pay period of 2007 and 2008. Form 5500 does not contemplate the effect this pay period has on employee and employer contributions and investments.
Note 8: Prohibited Transactions
Defined-contribution plans are required to remit employee contributions and participant loan repayments to the Plan as soon as they can be reasonably segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which the participant contributions and loan repayments are withheld by the employer. While the Bank remitted all employee contributions and loan repayments to the Plan, contributions from 2006 through 2008 were not remitted within the required time period as follows:

	Participant	Total That
	Contributions and	Constitute
	Loan Payments	Nonexempt
	Transferred Late	Prohibited
	to Plan	Transactions

2008	$141,704	$202
2007	649,992	813
2006	340,208	568
The above transactions were discovered during 2008 and were corrected via the Voluntary Fiduciary Correction Program during 2009.

Supplemental Schedules
Supplemental Schedules

Fidelity Bank 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009
Employer Identification Number: 38-3127130 Plan Number: 001

	(c)		(e)
(a)(b)	Description of	(d)	Current
Identity of Issuer	Investment	Cost	Value

Common Stock
*Dearborn Bancorp, Inc.	309,994 shares	$1,541,747	$199,495

Massachusetts Mutual Life Insurance Company
*Guaranteed investment contract	3.25%	790,205	790,205

Pooled Separate Accounts
*Select Small Cap Growth Equity Fund (W&R	269 shares	43,587	43,463
*Select Indexed Equity Fund	3,167 shares	296,938	286,342
*Thornburg International Value Fund	1,772 shares	211,018	206,555
*AIM Trimark Small Companies	1,190 shares	98,795	108,732
*Columbia Small Cap Value II Fund	554 shares	44,972	43,176
*Select Diversified Value Fund	4,076 shares	463,085	395,234
*American Funds Growth Fund of America	8,188 shares	859,470	799,282
*Select Strategic Bond Fund	5,331 shares	576,829	632,157
*Pioneer Cullen Value Fund	892 shares	90,104	86,596
*Premier Global	3,819 shares	459,389	437,975
*T. Rowe Price Retirement Income Fund	153 shares	14,169	15,396
*T. Rowe Price Retirement 2010 Fund	121 shares	10,600	11,490
*Oakmark Equity and Income Fund	4,771 shares	550,981	560,537
*T. Rowe Price Retirement 2020 Fund	831 shares	70,170	75,005
*AIM Mid Cap Core Equity Fund	891 shares	152,693	159,638
*T. Rowe Price Retirement 2030 Fund	128 shares	9,893	11,066
*T. Rowe Price Retirement 2040 Fund	116 shares	10,582	9,927
*T. Rowe Price Retirement 2050 Fund	1 share	33	33
*Perkins Mid Cap Value Fund	1 share	16	16

		3,963,324	3,882,620

*Participant Loans	4.25% to 8.25%	—	216,480

		$6,295,276	$5,088,800

*	Party-in-interest

Fidelity Bank 401(k) Plan
Schedule H, Line 4j — Schedule of Reportable Transactions
Schedule H, Line 4j — Schedule of Reportable Transactions
December 31, 2009
Employer Identification Number: 38-3127130 Plan Number: 001

					(f)		(h)
					Expenses		Value
(a)		(c)	(d)	(e)	Incurred	(g)	of Asset on	(I)
Identity of Party	(b)	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Involved	Identity	Price	Price	Rental	Transaction	Asset	Date	(Loss)

Issuer	Dearborn common stock
	Purchases	$342,022				$342,022	$342,022
	Sales		$53,231			161,968	53,231	$(108,737)

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Fidelity Bank 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIDELITY BANK 401(K) PLAN
By:	/s/ Jeffrey L. Karafa
Jeffrey L. Karafa
Date: June 29, 2010

Exhibit Index
23.1	Consent of Independent Registered Public Accounting Firm — BKD, LLP